Channell Commercial Corporation

26040 Ynez Road,

Temecula, California  92591

November 27, 2007

VIA OVERNIGHT COURIER Robert S. Littlepage Accounting Branch Chief Securities and Exchange Commission Mail Stop 3720 Washington D.C. 20549

Re:	Channell Commercial Corporation Item 4.01 Form 8-K Filed October 22, 2007 File No. 000-28582

Dear Mr. Littlepage:

We are writing in response to your letter to Channell Commercial Corporation (the “Company” or “we”) dated October 24, 2007. We have considered the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to our Item 4.01 Form 8-K, filed on October 22, 2007 (File No. 000-28582)(the “Form 8-K”), and have set forth below our responses to each of those comments.  Comment numbering used for each response below corresponds to the comment numbering used in the Staff’s letter.

1.                                      In detail, supplementally describe the nature of each reportable event and the amounts involved, if any.  Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not.  Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

                The following provides supplemental information regarding each of the following reportable events, which were those disclosed in the Form 8-K:

•                  lack of effective controls over the accuracy of the Company’s accounting for income taxes and the determination of income taxes payable, deferred income tax assets and liabilities and the related income tax provision;

•                  material weaknesses in the Company’s internal control over the accounting for workers compensation liability and the unvouchered accounts payable balance; and

•                  material weaknesses in the financial closing, revenue and purchasing cycles at one of the Company’s Australian subsidiaries.

A.                                   Accounting for income taxes and the determination of income taxes payable, deferred income tax assets and liabilities and the related income tax provision

(i)           Nature; Amounts and Financial Periods Involved

                The Company did not maintain effective controls over the accuracy of its accounting for income taxes and the determination of the income tax provision in 2005.  Specifically, the Company did not accurately calculate current income tax expense and additional paid-in capital during the 2005 fiscal year because it failed to take into account the tax effect of stock option exercises during that year.  Due to the lack of expertise of the Company’s accounting staff, caused in part by turnover of accounting personnel, the Company failed to record the tax effect related to the exercise of certain non-qualified stock options during the year ended December 31, 2005.  These errors were discovered in connection with the preparation of the Company’s year-end tax provision in connection with the audit of the Company’s financial statements for that year.  The appropriate adjustments to the income tax accounts were made upon discovery of the errors, prior to the issuance of the audited financial statements for the year ended December 31, 2005.

                The specific adjusting entry made to correct the failure to record the tax effect related to the exercise of stock options during the year: increased federal tax expense by $215,930; increased state tax expense by $37,025; and increased paid-in-capital by $252,955.

(ii)          Restatement

                Because the errors identified above only applied to the exercise of stock options during the year ended December 31, 2005, the errors specified did not affect prior fiscal years, and accordingly, no restatement of prior years’ financial statements was required.   A restatement of the audited financial statements as of and for fiscal year 2005 was not required because these errors were identified and corrected prior to the issuance of the audited financial statements for that year.

(iii)         Actions Taken to Correct the Reportable Event

                The Company has employed additional personnel qualified as Certified Public Accountants to assist in the preparation of the Company’s income tax provision as well as to assist with general accounting matters.  The Company has also retained an experienced tax professional to advise the Company regarding its accounting for income taxes.  In addition, the Company has developed a procedure for the accounting for income taxes that addresses the responsibilities of the accounting staff and the Company’s outside tax advisor.  More specifically, the outside tax advisor prepares the year-end provision, and it is reviewed by knowledgeable personnel within the Company.  In addition, the Company meets frequently with its outside tax advisor to discuss new tax and accounting standards and regulations.  The actions taken to correct this reportable event occurred during 2006 and, based on the fact that no year end adjustment was necessary, the reportable event was considered to have been remediated as of December 31, 2006.

B.            Accounting for workers compensation liability

(i)           Nature; Amounts and Financial Periods Involved

                The Company had a material weakness in the accounting for its workers compensation liability in 2005.  Specifically, due to turnover of personnel within the accounting department that occurred in or around April 2005, the Company failed to properly perform the monthly analysis on this liability account from approximately May through December of 2005.  The Company’s procedure for accounting for this liability consists of (a) recording a standard monthly entry for the workers compensation liability, and (b) performing an analysis of workers compensation payments and other related activity and, based on that analysis, recording a monthly adjusting entry to that account.  From January to April 2005, these adjustments generally reduced workers compensation expense.

                From approximately May through December of 2005, the Company’s accounting staff made only the standard monthly entries for the workers compensation liability and failed to perform the subsequent analysis of the workers compensation activity and record related adjusting entries to the liability account.  In short, the account analysis control failed.  This error was discovered at the end of 2005, when an actuarial study of the workers compensation liability for the year ended December 31, 2005 was conducted.  Upon discovery of the error, the appropriate analysis of the liability account and the related adjusting entry to such account were made to correct the error, prior to the issuance of the audited financial statements for the year ended December 31, 2005.

                The specific adjusting entry made to correct this error: reduced the workers compensation liability by $847,003; and reduced several expense accounts, in total, by $847,003.

(ii)          Restatement

                The errors identified above only applied to activity during the year ended December 31, 2005 and were discovered and corrected in connection with the year-end audit.  Accordingly, a restatement of the 2005 audited financial statements was not necessary.  In addition, during the audit of the 2005 financial statements, management performed an analysis and concluded that there had been no material misstatements with respect to the workers compensation liability in fiscal years prior to 2005 that would have required a restatement of the financial statements for prior fiscal years. More specifically, the Company reviewed the corrected workers compensation liability account balance at December 31, 2005 compared to the balance at the end of the prior fiscal years and determined that they were relatively consistent with the related wages on which the workers compensation expense is based in each period.

(iii)         Actions Taken to Correct the Reportable Event

                The Company’s current accounting staff has been trained with respect to the proper accounting for the workers compensation liability.  More specifically, the Company has developed an account analysis procedure specific to the workers compensation liability.  In addition, the Company’s Corporate Controller reviews the analysis of the workers compensation liability account on a monthly basis.  The actions taken to correct this reportable event occurred during 2006 and, based on the fact that no year end adjustment was necessary, the reportable event was considered to have been remediated as of December 31, 2006.

C.            Accounting for unvouchered accounts payable

(i)           Nature; Amounts and Financial Periods Involved

                The Company had a material weakness in the accounting for its unvouchered accounts payable balance in 2005.  More specifically, the Company failed to record credit entries to remove old, previously closed, unmatched transactions that had debit balances.  In other words, the control that failed was the reconciliation process, as a reconciliation of variances created during the receiving and matching process was not prepared on a timely basis, resulting in an accumulation of the debit balances over time.  At the end of 2005, the aging of old, previously closed unmatched transactions was analyzed in greater detail, and an adjusting entry was recorded.

                The specific adjusting entry made to correct this error: reduced unvouchered accounts payable by $405,911; and reduced cost of goods sold by $405,911.

                (ii)          Restatement

                The errors identified above only applied to unvouchered invoices during the year ended December 31, 2005 and were discovered and corrected in connection with the year-end audit.  Accordingly a restatement of the 2005 financial statements was not necessary.  In addition, during the audit of the 2005 financial statements, management performed an analysis and concluded that there had been no material misstatements with respect to unvouchered accounts payable in fiscal years prior to 2005 that would have required a restatement of the financial statements for prior fiscal years.

(iii)         Actions Taken to Correct the Reportable Event

                The Company’s current accounting staff has been trained with respect to the proper accounting for the unvouchered accounts payable balance.  More specifically, the Company has developed a reconciliation procedure in which the aging of old, closed unmatched transactions is analyzed during each fiscal quarter.  The actions taken to correct this reportable event occurred during 2006 and, based on the fact that no year end adjustment was necessary, the reportable event was considered to have been remediated as of December 31, 2006.

D.            Financial closing process at Australian subsidiary

(i)           Nature; Amounts and Financial Periods Involved

                One of the Company’s Australian subsidiaries, Channell Bushman Pty Ltd (“Channell Bushman”), was acquired in 2004.  It was previously a closely-held, family-run business with mostly manual controls in place.  The predecessor company operated out of four locations with different computer systems and control structures in each location.  As a result, and also due in part to significant turnover of accounting personnel at Channell Bushman, until 2007, Channell Bushman did not have adequate historical information for certain transactions, which affected the data transferred during the upgrade of its Oracle Enterprise Resource Planning (“ERP”) system.  In addition, until 2007, there was a lack of segregation of duties at Channell Bushman, and there was no formal review process for journal entries, reconciliations and other financial closing and reporting activities.  These deficiencies related to both the design and operation of internal controls which, when combined, were considered a material weakness.

                The material weakness described above involved a wide variety of qualitative deficiencies rather than a select number of specifically quantifiable errors, and accordingly, no specific amounts were identified as resulting from this material weakness.

                (ii)          Restatement

                As described above, because the material weakness involved qualitative deficiencies rather than quantifiable errors, there were no amounts specifically identified with respect to the material weakness, and accordingly, no restatement of the financial statements for any years was required.

(iii)         Actions Taken to Correct the Reportable Event

                Channell Bushman has implemented formal review processes for journal entries, reconciliations and other financial closing and reporting activities.  More specifically, all journal entries and balance sheet reconciliations are signed and dated by the preparer thereof, and by the Controller or Director of Finance of Channell Bushman, who is required to approve such entries and reconciliations.  In addition, the monthly financial statements are reviewed and approved by the Director of Finance of Channell Bushman prior to consolidation of such financial statements into the financial statements of the Company in the United States by the Company’s finance staff.

                Channell Bushman also hired a new and more experienced Director of Finance in May 2007.  Channell Bushman has provided training to various members of its accounting staff to help improve their systems knowledge.  In addition, nearly all of the current finance personnel have been with the business over two accounting year ends, thus increasing their business knowledge and expanding their understanding of historical transactions.

                As of August 2007, Channell Bushman has also completed the implementation of the Oracle ERP system at all of its locations, therefore improving internal control and review processes.

The Company has not yet tested the effectiveness of these remediated controls.

E.             Revenue Cycle at Australian subsidiary

(i)           Nature; Amounts and Financial Periods Involved

                Until 2007, Channell Bushman had significant deficiencies in internal controls that rose to the level of material weaknesses in its revenue cycle, specifically with respect to the generation of sales orders and price maintenance and the processing of customer receipts and collections.

                Although Channell Bushman sales personnel are responsible for entering sales orders into the accounting system, there were no access controls preventing other Channell Bushman employees from entering sales orders.  In addition, there were no controls in place to prevent or detect the submission into the accounting system of data exceeding transaction limits.  Channell Bushman also had limited controls in place with respect to selling prices.  The General Manager of Channell Bushman is responsible for establishing selling prices on a monthly basis, and these selling prices are entered into the local ERP system at the time a sales order is generated.  Although the sales personnel obtained permission from the branch manager for deviations from standard pricing terms, these deviations were not documented.

                Channell Bushman also had limited controls in place surrounding the posting of receipts.  Receipts were recorded in the general ledger by the accounts receivable clerk, and the same clerk performed the daily banking activities, with no documented review procedures in place.  In addition, there were no documented policies requiring periodic rotation of duties.  At two locations that were not operating on the Oracle ERP system, the respective accounts receivable clerks had full system administration rights.  At each location, there were inadequate system access controls relative to posting receipts.

                The material weaknesses described above involved a wide variety of qualitative deficiencies rather than a select number of specifically quantifiable errors, and accordingly, no individually significant errors were identified related to these control deficiencies.

                (ii)          Restatement

                As described above, because the material weaknesses involved qualitative deficiencies rather than quantifiable errors, there were no amounts specifically identified with respect to the material weaknesses, and accordingly, no restatement of the financial statements for any years was required.

(iii)         Actions Taken to Correct the Reportable Event

                After completion of the implementation of the Oracle ERP system at all Channell Bushman locations in August 2007, access controls over sales orders have been put in place.  More specifically, access to the sales order entry module has been limited to specific order entry operators and supervisors.

                A formal price list has been established in the Oracle ERP system.  In addition, the entry of sales orders at price levels other than those defined in the Oracle ERP system are only allowed when approved by an authorized supervisor.  Changes to the defined price list in the Oracle ERP system are reviewed by the National Sales Manager and can only be made by authorized information technology staff.

                Channell Bushman has segregated the daily banking duties from the receivables posting duties.  In addition, bank reconciliations are completed by a supervisor at the

Australian head office.  These reconciliations are reviewed and approved by the Controller or the Director of Finance of Channell Bushman.

                Access to the general ledger has been restricted to appropriate accounts receivable staff, and administration rights have been restricted to information technology staff.

                Prior to the introduction of the specific controls described above, the Company’s management performed additional analyses and other post-closing procedures, including reviewing all significant account balances and disclosures in the consolidated financial statements contained in its quarterly and annual reports on Forms 10-Q and 10-K, respectively.

The Company has not yet tested the effectiveness of these remediated controls.

F.             Purchasing cycle at Australian subsidiary

(i)           Nature; Amounts and Financial Periods Involved

                Until 2007, Channell Bushman had significant deficiencies in internal controls that rose to the level of material weaknesses in its purchasing cycle, specifically with respect to purchase order generation and invoice posting in the accounting subsystem and general ledger.

                Channell Bushman had no controls surrounding the process of entering purchase orders into the accounting system.  In addition, invoices were not posted into the Oracle ERP in a timely manner for payment within the credit terms.  These deficiencies resulted in errors in the valuation of inventory that collectively amounted to $139,327.  The appropriate adjustments to the inventory account were made upon discovery of the errors, prior to the issuance of the audited financial statements for the year ended December 31, 2005.

                The specific adjusting entries made to correct these errors: increased inventory by $139,327; and reduced cost of goods sold by $139,327.

                The material weaknesses described above also resulted in qualitative deficiencies that were not specifically quantifiable errors.

                (ii)          Restatement

                Management performed an analysis of the inventory valuation errors and the related inventory turns and concluded that there had been no material misstatements with respect to the identified inventory valuation errors in fiscal years prior to 2005 that would have required a restatement of the financial statements for prior fiscal years.

                No specific amounts were identified with respect to the material weaknesses that resulted in qualitative deficiencies rather than quantifiable errors, and accordingly, those qualitative deficiencies did not require a restatement of the financial statements for any prior years.

                (iii)         Actions Taken to Correct the Reportable Event

                Specific purchasing processes and procedures have been implemented in all of Channell Bushman’s locations.  In addition, an expenditure authorization matrix has been established.  The policies and procedures, as well as the expenditure authorization matrix, have been distributed to all appropriate staff.

                The ability to enter purchase orders has been limited to certain purchasing staff. These purchase orders must be signed by the National Purchasing Officer prior to transmission to suppliers.

                A monthly report of open purchase orders is reviewed by the National Purchasing Officer and appropriate finance staff in order to assess the extent of the obligations.

                Because all procurements are based on authorized purchase orders, the invoices received at all locations within Australia are transmitted daily to the head office in Australia in overnight post bags in order to avoid delays in local approvals and posting to the general ledger.  All invoices are now processed at the headquarters in Australia, and suppliers have been informed accordingly.

                Major supplier reconciliations with statements are prepared and reviewed monthly by senior finance staff.

                As of August 2007, Channell Bushman has also completed the implementation of the Oracle ERP system at all of its locations, therefore improving internal control and review processes.

Prior to the introduction of the specific controls described above, the Company’s management performed additional analyses and other post-closing procedures, including reviewing all significant account balances and disclosures in the consolidated financial statements contained in its quarterly and annual reports on Forms 10-Q and 10-K, respectively.

The Company has not yet tested the effectiveness of these remediated controls.

2.                                      Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss.  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to prior periods.  Explain in detail why you believe the timing of each adjustment is appropriate.

                Attached as Exhibit A hereto is a schedule of accounting adjustments or audit adjustments made by the Company and by the Company’s two principal Australian subsidiaries, Channell Pty Limited and Channell Bushman Pty Limited, subsequent to the Company’s initial closing for the year ended December 31, 2006.

                All adjustments made by the Company, other than those entries that were eliminated in consolidation, are included on Exhibit A.  The adjustments for the Company’s Australian subsidiaries on Exhibit A, which are expressed in Australian dollars, exclude (a) any adjustments that are less than AUD$20,000, (b) any entries that were eliminated in consolidation and (c) any offsetting adjustments that netted to zero.  The adjustments for Channell Pty Limited and Channell Bushman Pty Limited set forth on Exhibit A hereto were, in total, converted to United States Dollars at the rate of 1 Australian dollar to 0.754 United States Dollars, which was the conversion rate used by the Company in its December 31, 2006 income statement consolidation.  For ease of presentation, the Company converted both income statement and balance sheet entries at the rate of $0.754.

                Three of the adjusting entries made by the Company are applicable to prior periods, and we have noted those adjustments as well as the prior periods involved on Exhibit A.  No restatement of the financial statements for any prior periods was required as a result of those adjustments because, when aggregated with other prior period misstatements, the overall effect on the Company’s consolidated financial statements was considered to be immaterial for adjustment.  All other adjustments set forth on Exhibit A were determined to be applicable to the quarter ended December 31, 2006 unless specifically noted.

3.                                      Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Attached as Exhibit B hereto is a letter dated April 2, 2007 from Deloitte & Touche LLP to the Company’s audit committee, as well as the attachments to the letter to the extent that such attachments directly address any of the reportable events set forth in the Form 8-K.  Please note that several of the reportable events discussed above in our response to Comment 1 were no longer applicable at December 31, 2006, and accordingly are not addressed on Exhibit B hereto.  Please also note that there were no disagreements between the Company and Deloitte & Touche LLP.

In connection with our responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                If you have any questions concerning the foregoing, please contact the undersigned at (951) 719-2600, extension 461.

Sincerely,

CHANNELL COMMERCIAL CORPORATION

By:	/s/ Patrick E. McCready
Patrick E. McCready, Chief Financial Officer

cc:

Securities and Exchange Commission:

                                                Andrew Mew

Irell & Manella LLP:

                                                Anthony T. Iler, Esq.

                                                Sylvianne Pizarro, Esq.

EXHIBIT A

CHANNELL COMMERCIAL CORPORATION
ADJUSTING ENTRIES AND AUDIT ADJUSTMENTS
YEAR ENDED DECEMBER 31, 2006

	Account	Company Adj. (C) Audit Adj. (A)	Debits		Credits	Impact on Pre-Tax Net Income or Loss	Reason for Adjustment	Reason That Timing of Adjustment is Appropriate
1	G&A Expense	A	$57,666.48	*			To correct the amortization of	Approximately $12,000
	Other Current Assets - prepaids				$57,666.48	$57,666.48	software license payments	applies to the first three quarters of 2006, which was considered immaterial for adjustment of prior periods.

2	Other Long-Term Assets	A	95,341.00			—	To reclassify the long-term	Represents amounts
	Current Receivables				95,341.00		portion of a non-trade receivable.	reclassified at December 31, 2006. Similar reclassification errors occurred at prior quarter ends in 2006 but were considered immaterial for adjustment.

3	Other Long-Term Assets	A	30,000.00			—	To reclassify the prepayment	Represents amounts
	Other Current Assets - prepaids				30,000.00		related to a promotional sports event to long-term.	reclassified at December 31, 2006. Similar reclassification errors occurred at the end of Q2 2006 and Q3 2006 but were considered immaterial for adjustment.

4	Current Payables	A	39,897.00			—	To properly classify net debits	Represents amounts
	Current Receivables				39,897.00		and credits between payables and receivables.	reclassified at December 31, 2006. Similar reclassification errors occurred at prior quarter ends in 2006 but were considered immaterial for adjustment.

5	Other Long-Term Assets	A	20,999.00			—	To reclassify the long-term .	Represents amounts
	Other Current Assets				20,999.00		portion of the cash surrender value of life insurance	reclassified at December 31, 2006. Similar reclassification errors occurred at prior quarter ends in 2006 but were considered immaterial for adjustment.

6	Current Liabilities - Accruals	A	22,000.00			—	To reclassify the sublease	Represents amounts
	Other Long-Term Liabilities				22,000.00		deposit to long-term lease deposit.	reclassified at December 31, 2006. Similar reclassification errors occurred at the end of Q2 2006 and Q3 2006 but were considered immaterial for adjustment.

                * $41,756 of this entry related to fiscal year 2005.

1

7	Current Liabilities - Accruals	A	33,000.00				To reduce over accrual of	Applies substantially to
	G&A Expense				33,000.00	(33,000.00)	directors’ fees.	the fourth quarter of 2006 and was immaterial to the results of the first three quarters of 2006.

8	Current Liabilities - Accruals	A	38,293.00				To reduce the over accrual of a	Applies to the fourth
	Revenue				38,293.00	(38,293.00)	customer rebate.	quarter of 2006.

9	Bad Debt Expense	A	72,131.00			72,131.00	To increase accounts	Applies to the fourth
	Accounts Receivable Allowance				72,131.00		receivable reserve for specific write-offs.	quarter of 2006.

10	Cost of Goods Sold	A	49,152.00			49,152.00	To accrue for estimated	Applies to the fourth
	Current Liabilities - Accruals				49,152.00		warranty expenses for a specific customer issue.	quarter of 2006.

11	G&A Expense	A	35,688.00			—	To adjust the reclassification	Applies to the fourth
	Cost of Goods Sold				35,688.00		of the allocation of facility costs between Cost of Goods Sold and G&A expense.	quarter of 2006.

12	G&A Expense	C	52,759.00			52,759.00	To record the interest and	Applies to the fourth
	Current Liabilities - Accruals				52,759.00		penalties on underpayment of Georgia sales tax.	quarter of 2006.

13	Cost of Goods Sold	C	10,000.00				To accrue for a bonus paid to a	Applies to the fourth
	Current Liabilities - Accruals				10,000.00	10,000.00	manufacturing manager after year end.	quarter of 2006.

14	Cost of Goods Sold	A	159,292.04	*		159,292.04	To adjust for failure to	Approximately $12,000
	Deferred Rent				159,292.04		amortize the future increases in the manufacturing building lease.	applies to the first three quarters of 2006, which was considered immaterial for adjustment of prior periods.

                * $141,672 of this entry related to prior years; approximately $18,000 related to fiscal year 2005, approximately $50,000 related to fiscal year 2004 and approximately $74,000 related to fiscal years prior to 2004, which were considered immaterial for adjustment of prior periods.

2

15	Inventory-In-Transit	A	63,588.00		—	To record Inventory from drop	Applies to the fourth
	Current Liabilities - Accruals			63,588.00		shipments and vendors with FOB shipping point terms.	quarter of 2006.

16	Current Liabilities - Accruals	A	30,000.00		—	To remove a prepayment also	Applies to the fourth
	Other Current Assets - prepaids			30,000.00		recorded as an accrual (the cash was not paid out as of 12/31/2006).	quarter of 2006.

17	Income Tax Expense - State	C	43,078.00		43,078.00	Final Tax Entry.	Applies to the fourth
	State Taxes Payable			43,078.00			quarter of 2006.

18	Income Tax Expense - Federal	C		58,888.00	(58,888.00)	Final Tax Entry.	Applies to the fourth
	Federal Taxes Payable		58,888.00				quarter of 2006.

19	G&A Expense	A	207,031.00		—	To reclassify legal expense	Approximately $156,000
	R&D Expense			207,031.00		related to patents from R&D expense to G&A expense.

applies to the first three quarters of 2006, which was considered immaterial for adjustment of prior periods. The 2006 financial statements included in the 10-Q filings for fiscal 2007 have been adjusted accordingly.

3

20	Selling Expense	A	34,003.00		73,620.00	To record additional payroll	Applies to the fourth
	G&A Expense		29,763.00			accrual.	quarter of 2006.
	R&D Expense		9,854.00
	Current Liabilities-Accruals			73,620.00

	TOTAL		$1,192,424.52	$1,192,424.52	$387,517.52
	Channell Pty Limited		480,580.21	480,580.21	116,028.39
	Channell Bushman Pty Limited		687,481.00	687,481.00	89,056.64
	TOTAL CONSOLIDATED		$2,360,515.73	$2,360,515.73	$592,602.55

4

EXHIBIT A

CHANNELL PTY LIMITED
CHANNELL AUSTRALIA ADJUSTING ENTRIES AND AUDIT ADJUSTMENTS
YEAR ENDED DECEMBER 31, 2006

Amounts in Australian Dollars

	Account	Company Adj. (C) Audit Adj. (A)	Debits	Credits	Impact on Pre-Tax Net Income or Loss	Reason for Adjustment	Reason That Timing of Adjustment is Appropriate
1	Rent Intercompany Receivable for Rent charges Accrual for Rent	C	AUD$23,691.90 9,884.10	AUD$33,576.00	AUD$23,691.90	To straightline lease expenses over the term of the lease.	Applies to the third quarter of 2006.

2	Leasehold Improvement Accumulated Depreciation on Leasehold Improvement	C	101,567.89	101,567.89	—	To write off an asset that was identified after the fixed asset register was closed.	Applies to the fourth quarter of 2006.

3	Plant Accumulated Depreciation on Plant Loss on Asset Disposal	C	145,753.31 2,222.10	147,975.41	2,222.10	To write off an asset that was identified after the fixed asset register was closed.	Applies to the fourth quarter of 2006.

4	Debtors Sales Cost of goods sold Inventory	C	126,702.80 98,657.37	126,702.80 98,657.37	126,702.80 (98,657.37)	To reverse a sale after rejection of the product by a customer.	Applies to the fourth quarter of 2006.

5

5	Stock obsolescence Accrual for stock obsolescence	C	98,657.37	98,657.37	98,657.37	To record a provision for stock obsolescence based on the rejected product described in entry #4 above.	Applies to the fourth quarter of 2006.

	Freight cost Accrual of freight costs		1,267.00	1,267.00	1,267.00	To record the freight cost for returning the product rejected by the customer.

6	Asset clearing Leasehold improvement Office /equipment & Furniture Plant	C	1,800.00 4,595.45 22,575.00	28,970.45	––	To transfer assets from the clearing account to the respective fixed asset accounts.	Applies to the fourth quarter of 2006.

	TOTAL		AUD$637,374.29	AUD$637,374.29	AUD$153,883.80

	Converted to US$ at $0.754		US$480,580.21	US$480,580.21	US$116,028.39

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EXHIBIT A

CHANNELL BUSHMAN PTY LIMITED
BUSHMAN ENTITIES ADJUSTING ENTRIES AND AUDIT ADJUSTMENTS
YEAR ENDED DECEMBER 31, 2006

Amounts in Australian Dollars

	Account	Company Adj. (C) Audit Adj. (A)	Debits		Credits	Impact on Pre-Tax Net Income or Loss	Reason for Adjustment	Reason That Timing of Adjustment is Appropriate
1	Goodwill amortization Amortization expense		AUD$19,829.18	**	AUD$19,829.18	AUD$19,829.18	To adjust the amortization of an intangible after a change in the amount of the intangible.	Applies to the third quarter of 2004, which was considered immaterial for adjustment of prior periods.

2	Accumulated Depreciation	C	86,420.73				In November 2006, the fixed asset register did not generate a	Applies to the fourth quarter of 2006.
	Depreciation				86,420.73	(86,420.73)	depreciation entry and therefore a manual entry was posted. In December 2006 the manual entry from November 2006 was reversed.

3	Repairs & Maintenance Asset Clearing	C	23,100.00	*	23,100.00	23,100.00	To reallocate an asset that was capitalized incorrectly.	Applies to the fourth quarter of 2005, which was considered immaterial for adjustment of prior periods.

4	Accumulated Depreciation	C	56,464.77				To adjust accumulated depreciation in the general ledger	Applies to the fourth quarter of 2006.
	Depreciation				56,464.77	(56,464.77)	to equal the fixed asset subledger.

5	Deferred Borrowing Cost	A			39,375.00		To correct for an incorrect adjustment to the amortization of	Applies to the second quarter of 2006.
	Bank charges		39,375.00			39,375.00	deferred borrowing costs.

** This entry related to fiscal year 2004.

* This entry related to fiscal year 2005.

7

6	Labor costs Accrual for Long Service Leave	A	32,174.69	32,174.69	32,174.69	To adjust the accrual for benefits related to length of service.	Applies to the fourth quarter of 2006.

7	Prepaid Interest Bank Interest	A	172,868.88	172,868.88	172,868.88	To correctly expense prepaid interest.	Applies to the fourth quarter of 2006.

8	Accrual Accounts Payable Taxes (goods and services tax) Inventory	C	6,912.60 69,126.00	76,038.60	—	To accrue for inventory that did not get recorded by the Oracle system.	Applies to the fourth quarter of 2006.

9	Inventory Inventory Adjustment	A	26,350.00	26,350.00	(26,350.00)	To properly value inventory that had been incorrectly assigned a standard cost of zero.	Applies to the fourth quarter of 2006.

10	Accrued creditors Superannuation clearing	A	45,801.00	45,801.00	—	To reclassify the amount to a more appropriate liability account.	Applies to the fourth quarter of 2006.

11	Finance lease liability — Current	A	333,355.66		—	To reclassify the liability from current to non-current.	Applies to the fourth quarter of 2006.
	Finance lease liability — Non-current			333,355.66

	TOTAL		AUD$911,778.51	AUD$911,778.51	AUD$118,112.25

	Converted to US$ at $0.754		US$687,481.00	US$687,481.00	US$89,056.64

8

EXHIBIT B

[DELOITTE & TOUCHE LLP LETTERHEAD]

Deloitte & Touche LLP
Suite 1900
701 “B” Street
San Diego, CA 92101-8198
USA

Tel: +1 619 232 6500
Fax: +1 619 237 1755
www.deloitte.com

April 2, 2007

The Audit Committee of Channell Commercial Corporation

c/o Mr. Dana J. Brenner

Audit Committee Chairman

The Management of Channell Commercial Corporation

26040 Ynez Road

Temecula, CA 92591

Dear Members of the Audit Committee and Management:

In planning and performing our audit of the financial statements of Channell Commercial Corporation and subsidiaries (the “Company”) as of and for the year ended December 31, 2006 (on which we expect to issue our report thereon dated April 2, 2007), in accordance with standards established by the Public Company Accounting Oversight Board (United States) (“PCAOB”), we considered the Company’s internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Accordingly, we express no such opinion.

Our consideration of internal control over financial reporting was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control over financial reporting that might be significant deficiencies or material weaknesses. However, in connection with our audit, we have identified, and included in the attached Appendix, certain matters involving the Company’s internal control over financial reporting that we consider to be material weaknesses or significant deficiencies under standards established by the PCAOB.

We have also identified, and included in the attached Appendix, other control deficiencies involving the Company’s internal control over financial reporting as of December 31, 2006, that we wish to bring to your attention.

The definitions of a control deficiency, a significant deficiency, and a material weakness are also set forth in the attached Appendix.

This report is intended solely for the information and use of management, the Audit Committee, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

/s/ Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

APPENDIX

SECTION I—MATERIAL WEAKNESS

We consider the following deficiencies in the Company’s internal control over financial reporting to be a material weakness as of December 31, 2006:

Observation—During the performance of our audit procedures at Channell Bushman Pty Ltd, we experienced significant difficulties in multiple areas due to the lack of historical information, turnover of personnel and, in some cases, lack of audit evidence resulting from the Oracle upgrade. In addition, we noted there is a lack of proper segregation of duties and management has not established a formal review process for journal entries, reconciliations and other financial closing and reporting activities. These deficiencies relate to both the design and operation of internal control which, when combined, are considered to be a material weakness.

Recommendation—Design, implement and document control procedures adequate to support the Company’s day-to-day accounting and the financial closing and reporting process. Strengthen controls and procedures to require formal reviews, and sign-offs evidencing review and approval, of each journal entry, account reconciliation and accounting analysis by an individual at a more senior level who possesses the requisite skills and is independent of the preparation of the entry or reconciliation.

2